Exhibit 99.1

Northgate Minerals Corporation Provides Information

Concerning Conversion Rights for Holders of the

3.50% Convertible Senior Notes due 2016

VANCOUVER, October 3, 2011 – (All figures in US dollars except where noted) As previously announced, Northgate Minerals Corporation (the “Company”) (TSX: NGX; NYSE Amex: NXG) has entered into an Arrangement Agreement (the “Arrangement Agreement”), dated as of August 29, 2011, by and among the Company and AuRico Gold Inc. (“AuRico”), pursuant to which, among other things and subject to the satisfaction of certain conditions to effectiveness, AuRico will acquire all of the issued and outstanding common shares of the Company in accordance with a court-approved plan of arrangement of the Company under the British Columbia Business Corporations Act (the “Arrangement”). Assuming the Arrangement becomes effective, each shareholder of the Company will receive 0.365 of an AuRico common share for each common share of the Company. Currently, the parties expect the effective date of the Arrangement to occur on or about October 26, 2011.

The Company has provided a notice to holders (the “Holders”) of the Company’s 3.50% convertible senior notes due 2016 (the “Convertible Notes”) concerning their right to convert the Convertible Notes. Prior to the effectiveness of the proposed Arrangement, the Convertible Notes will be convertible into common shares of the Company and upon the effectiveness of the Arrangement the Convertible Notes (when convertible in accordance with their terms) will be convertible into AuRico common shares. The Company may, at its election, deliver cash or a combination of cash and common shares, upon conversion in accordance with terms of the Convertible Notes.

Holders should also note that, because the Company’s and AuRico’s obligations to consummate the Arrangement are subject to various conditions set forth in the Arrangement Agreement, the Company cannot be sure that the Arrangement will in fact occur at the time expected above, or at all. This press release is issued in accordance with the terms of the Convertible Notes.

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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in the Americas and Australia. Northgate currently owns and operates the Fosterville and Stawell gold mines in Victoria Australia, and is building the Young-Davidson gold mine in northern Ontario, which is scheduled to commence production in 2012.

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Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2010 or under the heading “Risks and Uncertainties” in Northgate’s 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Northgate prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the Corporation’s public filings which have been filed with securities commissions or similar authorities in Canada).

For further information, please contact:

Ms. Keren R. Yun, Director, Investor Relations

Tel: 416-216-2781

Email: ngx@northgateminerals.com Website: www.northgateminerals.com

Northgate Minerals    |    News Release        2